BUTTERFIELD ANNOUNCES PRICING OF REGISTERED OFFERING OF $100,000,000 5.250% FIXED TO FLOATING RATE SUBORDINATED NOTES DUE 2030
Hamilton, Bermuda and New York, NY - June 4, 2020: The Bank of N.T. Butterfield & Son Limited (“Butterfield”) (NYSE: NTB | BSX: NTB.BH) today announced the pricing of a registered offering of $100 million aggregate principal amount of Butterfield’s 5.250% Fixed to Floating Rate Subordinated Notes due 2030.

Butterfield intends to use the net proceeds from this offering for general corporate purposes, which may include the repayment of a portion or all of its outstanding indebtedness.

The offering is expected to close on or about June 11, 2020, subject to the satisfaction of customary closing conditions.

Keefe, Bruyette & Woods, A Stifel Company, is acting as the book-running manager, with Barclays Capital acting as co-manager.

This offering is being made only by means of a prospectus and related prospectus supplement. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from Keefe, Bruyette & Woods, A Stifel Company, at 1-800-966-1559. Electronic copies of these documents are also available on the website of the US Securities and Exchange Commission (the “SEC”), www.sec.gov.

A registration statement relating to these securities has been filed with, and declared effective by, the SEC. This News Release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

-ENDS-

Forward-Looking Statements:
This News Release contains forward-looking statements, including with respect to the registered offering. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, worldwide economic conditions and fluctuations of interest rates, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at https://www.sec.gov. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this News Release, whether as a result of new information, future events or other developments. Readers are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this News Release that speak only as of the date hereof.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                     Mark Johnson
Investor Relations                     Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone : (441) 299 3816                Phone: (441) 299 1624
E-mail : noah.fields@butterfieldgroup.com         Cellular: (441) 524 1025
E-mail: mark.johnson@butterfieldgroup.com